Exhibit 1

(I)(a)  Statement showing Shareholding Pattern for the Quarter ended 30th June 2006

Name of the Company: MAHANAGAR TELEPHONE NIGAM LIMITED
Scrip Code: MAHANGR C41 TELE 108	Quarter ended: 30th June, 2006

Cate-gory code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]
(1)	Indian
(a)	Individuals/ Hindu Undivided Family
(b)	Central Government/ State Government(s)	1	354372740	NIL	60.81	56.25
(c)	Bodies Corporate
(d)	Financial Institutions/ Banks
(e)	Any Other (specify)
	Sub-Total (A)(1)	1	354372740	NIL	60.81	56.25
(2)	Foreign
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)
(b)	Bodies Corporate
(c)	Institutions
(d)	Any Other (specify)
Sub-Total (A)(2)
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	354372740	NIL	60.81	56.25

1 For determining public shareholding for the purpose of Clause 40A.
2 For definitions of “Promoter” and “Promoter Group", refer to Clause 40A.

(B)	Public shareholding[3]
(1)	Institutions
(a)	Mutual Funds/ UTI	81	33110319	33106619	5.68	5.26
(b)	Financial Institutions/ Banks	43	93151059	93148159	15.98	14.79
(c)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	0	0	0	0.00	0.00
(f)	Foreign Institutional Investors	109	60070912	60070912	10.31	9.54
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (NRI)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	233	186332290	186325690	31.97	29.58
(2)	Non-institutions
(a)	Bodies Corporate	2548	13622012	13622012	2.34	2.16
(b)	Individuals - i. Individual shareholders holding nominal share capital up to Rs. 1 lakh.	106840	20020229	19913989	3.43	3.18
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	129	6892126	6892126	1.18	1.09
(c)	Any Other (clearing Members)	1509	1509289	1509289	0.26	0.24
	Sub-Total (B)(2)	111026	42043656	41937416	7.21	6.67
	Total Public Shareholding (B)= (B)(1)+(B)(2)	111259	228375946	228263106	39.19	36.25
	TOTAL (A)+(B)	111260	582748686	228263106	100.00	92.50
(C)	Shares held by Custodians and against which Depository Receipts have been issued	5	47251314	47251314	N.A.	7.50
	GRAND TOTAL (A)+(B)+(C)	111265	630000000	275514420	N.A.	100.00

3 For definitions of “Public Shareholding”, refer to Clause 40A.

(I)(b)  Statement showing Shareholding of persons belonging to the category “Promoter and Promoter Group”
      for the Quarter ended 30th June 2006

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	President of India	354372740	56.25
TOTAL		354372740	56.25

(I)(c)  Statement showing Shareholding of persons belonging to the category “Public” and holding more than 1% of the total number of shares for the Quarter ended 30th June 2006

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	Life Insurance Corporation of India	75263167	11.95
2.	Reliance Capital Trustee Co. Ltd A/C Reliance Equity Fund	10500000	1.67
TOTAL		85763167	13.61

(I)(d)  Statement showing details of locked-in shares for the Quarter ended 30th June 2006

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
	NOT APPLICABLE	N.A.	N.A.

(II)(a)  Statement showing details of Depository Receipts (DRs) for the Quarter ended 30th June 2006

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	THE BANK OF NEW YORK	1	44254168	7.02
2.	CITIGROUP GLOBAL MARKETS - MAURITIUS PRIVATE LIMITED	1	1512900	0.24
3.	THE BANK OF NEW YORK	1	1402796	0.22
4.	ABU DHABI INVESTMENT -AUTHORITY	1	61450	0.01
5.	BARCLAYS CAPITAL MAURITIUS - LIMITED	1	20000	0.00
TOTAL		5	47251314	7.50

(II)(b)  Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares for the Quarter ended 30th June 2006

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	THE BANK OF NEW YORK	ADR	45656964	7.24
TOTAL			45656964	7.24

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR C41 TELE 108	Quarter Ended	30-06-2006

Category Code	Category	No. of Shares Held	% of Shareholding

I	CONTROLLING/STRATEGIC HOLDINGS

A	BASED IN INDIA
1	Indian Individuals/HUFs & Relatives
2	Indian Corporate Bodies/ Trusts/ Partnerships
3	Persons Acting in Concert (also include Suppliers/ Customers)
4	Other Directors & Relatives (other than in 1 above)
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)
6	Banks/Financial Institutions
7	Central/ State Govt.
8	Central/ State Govt. Institutions
9	Venture Funds/ Private Equity Funds
Sub Total A

B	BASED OVERSEAS
10	Foreign Individuals (including FDI)
11	Foreign Corporate Bodies (including FDI)
12	Non Resident Indians (Individuals)
13	Non Resident Indian Corporate Bodies
Sub Total B

C	GDRs/ADRs/ ADSs
Sub Total C

D	GOVT OF INDIA AS PROMOTER	354372740	56.25
	Sub Total D	354372740	56.25

E	ANY OTHER SHARES LOCKED-IN (except covered above)
Sub Total E

	Sub Total I	354372740	56.25
....contd

II	FREE FLOAT	No. of Shares Held	% of Shareholding

A	BASED IN INDIA
1	Indian Individuals/HUFs	26912355	4.27
2	Indian Corporate Bodies/Trusts/Partnerships	13622012	2.16
3	Independent Directors & Relatives
4	Present Employees
5	Banks/Financial Institutions	93151059	14.79
6	Central/State Govt.
7	Central/ State Govt. Institutions
8	Insurance Companies		0.00
9	Mutual Funds	33110319	5.26
10	Venture Funds/ Private Equity Funds
11	Customers
12	Suppliers
	Sub Total A	166795745	26.47

B	BASED OVERSEAS
13	Foreign Individuals
14	Foreign Corporate Bodies
15	Foreign Institutional Investors (SEBI-registered)	60070912	9.54
16	Non Resident Indians (Individuals)	928348	0.15
17	Non Resident Indian Corporate Bodies		0.00
	Sub Total B	60999260	9.69

C	GDRs/ADRs/ADSs	47251314	7.50
	Sub Total C	47251314	7.50

D	OTHERS (Clearing Members)	580941	0.09
	Sub Total D	580941	0.09

	Sub Total II	275627260	43.75

	Grand Total	630000000	100.00

BROAD SUMMARY OF HOLDINGS	No. of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	354372740	56.25
Total Free-float	275627260	43.75
Grand Total	630000000	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No. of Shares Held	% of Shareholding
Total Domestic Holding	521749426	82.81
Total Foreign Holding	108250574	17.19
Grand Total	630000000	100.00

NOTE :
In future:
* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.
* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of 1% or more in the shareholding of any entity in the “Controlling/Strategic Holdings” group.

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR TELE 108	Quarter Ended	30.06.2006

Sl. no.	Holders Name	No. of Shares Held	% of Shareholding	Category Code
1	PRESIDENT OF INDIA	354372740	56.25	D

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR TELE 108	Quarter Ended	30-09-2004

Sl. no.	Holders Name	No. of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	79948023	12.69	A-8
2	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GLOBAL INVESTMENT FUNDS MAURITIUS LTD	6530290	1.036	B-15
3	MORGAN STANLEY DEAN WITTER MAURITIUS COMPANY LTD.	9228895	1.464	B-15
4	THE BANK OF NEWYORK	45819768	7.273	C
5	GOVERNMENT OF SINGAPORE	6814060	1.081	B-15

FORM C

FREE-FLOAT HOLDERS

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR TELE 108	Quarter Ended	30-06-2004

Sl. no.	Holders Name	No. of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	79402323	12.603	A-8
2	EMERGING MARKETS MANAGEMENT LLC A/C EMSAF-MAURITIUS	6803170	1.08	B-15
3	MORGAN STANLEY DEAN WITTER MAURITIUS COMPANY LTD.	9455958	1.5	B-15
4	THE BANK OF NEWYORK	45819768	7.23	C

FORM C

FREE-FLOAT HOLDERS

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR TELE 108	Quarter Ended	30-06-2006

Sl. no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	75263167	11.95	A-8
2	THE BANK OF NEW YORK	45656964	7.24	C
3	Reliance Capital Trustee Co. Ltd A/C Reliance Equity Fund	10500000	1.67	B-15